July 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust II

Registration Statement on Form N-14

(File No. 333-196874)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of July 28, 2014 or as soon thereafter as practicable.

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Very truly yours,

Nuveen Investment Trust II		Nuveen Securities, LLC

By:	/s/ Kathleen L. Prudhomme	By:	/s/ Kevin J. McCarthy
Name:	Kathleen L. Prudhomme	Name:	Kevin J. McCarthy
Title:	Vice President and Assistant Secretary	Title:	Managing Director

Nuveen Investment Trust II – Acceleration Request Letter